Exhibit 99.1

AMENDMENT NO. 1

TO AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this "Amendment") is made and entered into as of December 29, 2021, by and among Sphere 3D Corp., an Ontario corporation ("Public Company"), Sphere GDM Corp., a Delaware corporation and a wholly-owned subsidiary of Public Company (the "Merger Sub") and Gryphon Digital Mining, Inc., a Delaware corporation ("Merger Partner", together with Public Company and Merger Sub, the "Parties").

RECITALS

A. On June 3, 2021, the Parties entered into an Agreement and Plan of Merger (the "Merger Agreement").

B. Pursuant to Section 8.04 of the Merger Agreement, the Merger Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties.

C. The parties hereto desire to amend the Merger Agreement as set forth herein.

AGREEMENT

NOW THEREFORE, in consideration of the foregoing recitals and the respective covenants, agreements, representations and warranties contained herein and in the Merger Agreement, the Parties, intending to be legally bound, agree to amend and supplement the Merger Agreement as follows:  Definitions. All capitalized terms used herein without definition shall have the meanings ascribed to them in the Merger Agreement unless otherwise defined herein.

1. Amendments.

a. The definition of "Merger Partner Business Consideration" in Section 2.01(c) of the Merger Agreement is hereby amended and restated in its entirety as follows:

"Merger Partner Business Consideration" means 122,005,564 Public Company Common Shares, subject to an equitable adjustment for stock splits, stock combinations, recapitalizations or similar transactions.

b. The definition of "Merger Partner Financing Consideration" in Section 2.01(c) of the Merger Agreement is hereby amended and restated in its entirety as follows:

"Merger Partner Financing Consideration" means, with respect to any sale by Merger Partner of equity or equity-linked securities from or after December 29, 2021, up to a maximum of $7.4 million, the quotient of (a) the net proceeds received by Merger Partner from such sale, divided by (b) 70% of the volume-weighted average trading price of the Public Company Common Shares for the consecutive ten (10) trading days prior to the date on which Merger Partner provides written notice to Public Company of such sale pursuant to Section 5.01(b); provided, that such sale is consummated within five (5) business days of the date that Public Company receives written notice of such sale.

c. Section 5.01 of the Merger Agreement is hereby amended such that the following section (t) shall be included:

(t) amend the terms of any existing notes, warrants or other convertible securities existing as of December 29, 2021 without the prior written consent of Public Company.

d. The following shall be added as Section 7.02(j) of the Merger Agreement:

(j) Conversion of Debt. Prior to or concurrently with the Closing, all convertible debt issued pursuant to those certain Gryphon Unit Subscription Agreements between Gryphon and the subscribers thereunder, dated as of various dates between June 25, 2021 and August 3, 2021, inclusive, shall have been converted to Gryphon common stock.

e. Each of Sections 8.01, 8.02 and 8.03 of Article VIII of the Merger Agreement shall be replaced in its entirety with the following:

ARTICLE VIII

Termination and Amendment

Section 8.01. Termination.

(a) Prior to March 31, 2022, this Agreement may be terminated by either Public Company or Merger Partner as a result of any breach by the other party of or failure by the other party to perform any representation, warranty, covenant or agreement set forth in this Agreement; provided that prior to any such termination, the terminating party shall have provided breaching party thirty (30) days prior written notice of such breach of or failure to perform this Agreement, and the breaching party shall have failed to cure such breach or failure to perform during such thirty (30) day period. Notwithstanding the foregoing, in the event of a breach of Section 8.03(a) hereof, Merger Partner may immediately terminate the Agreement by notifying the Public Company under this Section 8.01.

(b) On or after March 31, 2022, this Agreement may be terminated at any time prior to the Effective Time, whether before or, subject to the terms hereof, after approval of the Merger Partner Voting Proposal by the Shareholders of Merger Partner or approval of the Public Company Voting Proposals by the Shareholders of Public Company, by either Public Company or Merger Partner, for any reason whatsoever, by notifying the other party in writing of such termination under this Section 8.01.

Section 8.02. Effect of Termination.

(a) Upon termination of this Agreement pursuant to Section 8.01:

(i) without any further action by either party, except as provided in Section 8.02(a)(iv) below, (A) all obligations of both Public Company and Merger Partner to the other party under this Agreement shall be deemed to be waived by the other party or satisfied in full, (B) this Agreement shall be terminated and (C) the Escrow Agent (as defined below) shall be authorized by the Escrow Agreement (as defined below) to release the Escrow Amount (as defined below);

(ii) Public Company and all of its affiliates, successors, predecessors, assigns, parents, subsidiaries, divisions (whether incorporated or unincorporated), and all of its and their past and present owners, directors, officers, trustees, employees and agents (in their individual and representative capacities) (collectively, the "Public Company Parties") do hereby fully and forever release, acquit and discharge Merger Partner and all of its affiliates, successors, predecessors, assigns, parents, subsidiaries, divisions (whether incorporated or unincorporated), and all of its and their past and present owners, directors, officers, trustees, employees and agents (in their individual and representative capacities) (collectively, the "Merger Partner Parties") from and for all manner of claims, actions, suits, charges, grievances and/or causes of action, in law or in equity, existing by reason of and/or based upon any fact or set of facts, known or unknown, or any action or inaction existing from the date of this Agreement, including but not limited to any claims arising out of  or based upon this Agreement, or the execution and delivery hereof or the performance of duties or obligations hereunder, whether known or unknown, suspected or unsuspected, including, without limitation, any claim or recovery for any type of damages, attorneys' fees, costs, or other relief that is or may be available to the Public Company Parties through the date this Agreement is terminated pursuant to Section 8.01 of this Agreement. While nothing in this Agreement prevents federal, state or local authorities from enforcing laws within their jurisdictions or prevents the Public Company Parties from participating in investigations by such agencies, the Public Company Parties release and relinquish any right to receive any money, property, or any other thing of value, or any other financial benefit or award, as a result of any proceeding of any kind or character whether initiated by such agency or some other person or group. Notwithstanding the foregoing, this release does not constitute a release or waiver of: (A) claims which cannot be waived as a matter of law or (B) the Public Company Parties' rights to enforce this Agreement. To the fullest extent permitted by law, the Public Company Parties shall not take any action that is contrary to the promises made by the Public Company Parties in Section 8.02(b) of this Agreement.

(iii) Merger Partner Parties do hereby fully and forever release, acquit and discharge the Public Company Parties from and for all manner of claims, actions, suits, charges, grievances and/or causes of action, in law or in equity, existing by reason of and/or based upon any fact or set of facts, known or unknown, or any action or inaction existing from the date of this Agreement, including but not limited to any claims arising out of or based upon this Agreement, or the execution and delivery hereof or the performance of duties or obligations hereunder, whether known or unknown, suspected or unsuspected, including, without limitation, any claim or recovery for any type of damages, attorneys' fees, costs, or other relief that is or may be available to the Merger Partner Parties through the date Public Company or Merger Partner provides notice of termination under Section 8.01 of this Agreement. While nothing in this Agreement prevents federal, state or local authorities from enforcing laws within their jurisdictions or prevents the Merger Partner Parties from participating in investigations by such agencies, the Merger Partner Parties release and relinquish any right to receive any money, property, or any other thing of value, or any other financial benefit or award, as a result of any proceeding of any kind or character whether initiated by such agency or some other person or group. Notwithstanding the foregoing, this release does not constitute a release or waiver of: (A) claims which cannot be waived as a matter of law or (B) the Merger Partner Parties' rights to enforce this Agreement. To the fullest extent permitted by law, the Merger Partner Parties shall not take any action that is contrary to the promises made by the Merger Partner Parties in this Agreement;

(iv) the provisions of Section 5.03 (Confidentiality), this Section 8.02 (Effect of Termination), Section 8.03 (Fees and Expenses) and Article IX (Miscellaneous), of this Agreement and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement.

(c) Each of the Public Company Parties and the Merger Partner Parties hereby covenants not to, directly or indirectly, commence any action, suit or other proceeding or make any claim of any kind or nature against the other party arising out of or relating to any matter, cause, event, action, omission or circumstance under this Agreement occurring on or prior to the consummation of the Merger, other than with respect to a claim, action, suit or other proceeding that cannot be released under applicable law;

(d) Neither party will defame, disparage, denigrate or cast aspersions on the other party, including without limitation through any media, social media, Facebook, Twitter or similar mechanism. In the event either the Public Company Released Parties or the Merger Partner Released Parties violates the terms of this provision, such party agrees to pay liquidated damages of $25,000.00 per breach, which amount such party agrees is reasonable. The Public Company Released Parties and the Merger Partner Released Parties further agree that the other party shall be entitled to immediate injunctive relief and/or other equitable relief to prevent or remedy a breach of these non-disparagement provisions, including the recovery of legal fees and costs the successful party incurs in obtaining the aforementioned relief or defending against a claim of such breach.  Nothing in this Agreement prohibits any party from providing truthful information and/or testimony in response to any litigation matter, or any inquiry, investigation or proceeding conducted by a governmental entity or a self-regulatory organization.

Section 8.03. Escrow Shares; Fees and Expenses.

(a) On or before February 15, 2022, Public Company shall issue and deliver to an agreed upon professional escrow agent reasonably satisfactory to Public Company and Merger Agreement (the "Escrow Agent") the escrow amount (the "Escrow Amount"), which shall be 850,000 Public Company Common Shares registered in the name of Merger Partner represented by a stock certificate deposited with the Escrow Agent (the "Share Escrow Amount"), provided that if in the opinion of Public Company's legal counsel the issuance of such Share Escrow Amount shall negatively impact the ability of the Registration Statement being declared effective under the Securities Act or shall negatively impact the ability of Public Company to comply with the Nasdaq Listing covenants set forth in Section 6.03 of this Agreement then Public Company shall instead deposit $2,500,000 in cash with the Escrow Agent as the Escrow Amount.  The Escrow Amount shall be held in escrow by the Escrow Agent pursuant to the terms of an escrow agreement among Public Company, Merger Partner and the Escrow Agent, in form and substance reasonably satisfactory to Public Company, Merger Partner and the Escrow Agent (the "Escrow Agreement").  Upon any termination of the Agreement pursuant to Section 8.01 of this Agreement, the Escrow Agent shall release the Escrow Amount to Merger Partner.  If the Merger Agreement is not terminated before the Effective Time, the Escrow Agent shall release the Escrow Amount to the Surviving Corporation within five (5) business days of the Effective Time.

(b) All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that Merger Partner and Public Company shall share equally (i) all fees and expenses of the Exchange Agent, and (ii) all fees and expenses, other than accountant's and attorneys' fees, incurred with respect to the printing, filing and mailing of the Proxy Statement/Prospectus (including any related preliminary materials) and the Registration Statement and any amendments or supplements thereto.

(f) Section 9.10 of the Merger Agreement is amended and restated in its entirety as follows:

Section 9.10. Remedies. The only remedy available to any party for a breach by the other party of or a failure by the other party to perform any representation, warranty, covenant or agreement set forth in this Agreement shall be a termination of this Agreement pursuant to Section 8.01 hereof. Such remedy shall be the exclusive remedy for any such breach or failure to perform, and Public Company and Merger Partner each expressly waive any other remedy that may be conferred by Law or equity upon such party, and waive the right to any injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement.

2. Effect of Amendment. Except as amended by this Amendment, the Merger Agreement shall remain in full force and effect. No party shall be deemed to have waived the performance of any covenants in the Merger Agreement except as expressly amended by this Amendment.  In addition, if there are any inconsistencies between the Merger Agreement and this Amendment, the terms of this Amendment shall prevail and control for all purposes.

3. Governing Law. This Amendment shall be construed in accordance with and governed by the Laws of the State of Delaware without giving effect to the principles of conflict of laws.

4. Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original regardless of the date of its execution and delivery. All such counterparts together shall constitute one and the same instrument.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

SPHERE 3D CORP.

By:	/s/ Peter Tassiopoulos
Name:	Peter Tassiopoulos
Title:	Chief Executive Officer

SPHERE GDM CORP.

By:	/s/ Peter Tassiopoulos
Name:	Peter Tassiopoulos
Title:	Chief Executive Officer

GRYPHON DIGITAL MINING, INC.

By:	/s/ Robby Chang
Name:	Robby Chang
Title:	Chief Executive Officer